RESIGNATION LETTER

February 20, 2019

To the Shareholders and Board of Directors of

Quick Start Holdings, Inc., a Delaware Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Quick Start Holdings, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely.

/s/ Paul Moody

Paul Moody